UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-10683

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBNA Corporation 401(k) Plus Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBNA Corporation
1100 King Street
Wilmington, Delaware 19984-0131

MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
Index to Financial Statements, Supplemental Schedule, and Exhibits

Report of Independent Registered Public Accounting Firm

To the Pension and 401(k) Plan Committee of MBNA Corporation

We have audited the accompanying statements of net assets available for benefits of MBNA Corporation 401(k) Plus Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at
December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 24, 2005

MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

ASSETS
Investments at fair value:
Interest in registered investment companies	$361,135,577	$270,766,158
Common Stock of MBNA Corporation	241,613,304	214,010,436
Collective investment funds	160,954,825	139,226,735
Participant loans	39,268,827	34,391,066
	802,972,533	658,394,395
Investments at contract value:
Guaranteed investment contracts	116,401,438	112,705,258
Total investments	919,373,971	771,099,653
Contributions receivable	3,585,072	1,202
Income receivable	1,184,006	933,372
Receivable for securities sold	1,259,555	-
Total assets	925,402,604	772,034,227

LIABILITIES
Accrued expenses and other liabilities	87,170	286,562
Total liabilities	87,170	286,562
Net assets available for benefits	$925,315,434	$771,747,665

The accompanying notes are an integral part of the financial statements.

MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2004

ADDITIONS
Investment income:
Net realized and unrealized appreciation in fair value of investments	$79,140,565
Income from interest in registered investment companies	3,719,046
Dividends on Common Stock of MBNA Corporation	4,390,786
Income from collective investment funds (includes guaranteed investment contracts)	5,819,511
Interest income from participant loans	2,302,437
Total investment income	95,372,345
Contributions:
Participant	69,404,025
Employer	31,566,005
Total contributions	100,970,030
Total additions	196,342,375

DEDUCTIONS
Benefits paid to participants or beneficiaries	42,048,980
Administrative expenses	725,626
Total deductions	42,774,606
Net increase	153,567,769
Net assets available for benefits at beginning of year	771,747,665
Net assets available for benefits at end of year	$925,315,434

The accompanying notes are an integral part of the financial statements.

MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note A: Description of the Plan

The following description of the MBNA Corporation 401(k) Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Compensation and Benefits Department of MBNA Corporation (the “Corporation”).

General

The Plan is a defined contribution plan that is intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees of the Corporation located in the United States who have been employed by the Corporation for one or more years and have completed at least one thousand hours of service in any one year (“Participant”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The designated trustee of the Plan and custodian of the Plan's investments is The Northern Trust Company (“Northern Trust”).

Contributions

For eligible Participants, the Corporation automatically contributes 1% of an eligible Participant’s base salary in cash. Eligible Participants may contribute up to a maximum of 25% of their base salary on a pre-tax basis and 15% on an after-tax basis, with the first 6% matched at a rate of 50% by the Corporation in cash. Contributions are subject to certain additional limitations.

Participants that have attained the age of 50 or older by the end of the plan year are allowed additional contributions subject to certain limitations. Such contributions are not matched.

Vesting

All contributions to the Plan, including amounts contributed by the Corporation, are immediately 100% vested.

Participant’s Accounts

Five or more separate accounts may be created for each Participant under the Plan, as the Pension and 401(k) Plan Committee of MBNA Corporation (the “Committee”) deems appropriate. Such accounts will include the Qualified Nonelective Contribution Account, Before-Tax Contribution Account, Employer Matching Contribution Account, After-Tax Contribution Account and Rollover Account. Each account shall be credited or debited as of each business day or any other date specified by the Committee (referred to as the valuation date) with an allocable portion of the earnings (or losses) of the investment funds in which the accounts are invested, based on the account balances as of the day following the last valuation date, adjusted for contributions, loan repayments, and administrative expenses since the preceding valuation date.

Withdrawals

Under certain circumstances, the Plan permits Participants to make withdrawals from their accounts during employment. The amount which a Participant may withdraw is determined based on the value of the Participant’s account as of the most recent valuation date following their request. Only two such withdrawals will be permitted in any calendar year, except for “hardship withdrawals” as defined in the Summary Plan Description. The minimum amount of any withdrawal is $200. All withdrawals are subject to certain limitations and/or penalties, the extent of which is based upon the type of withdrawal, reason for withdrawal, age of participant and type of account from which money is being withdrawn.

Investment Options

The Plan offers eight investment options. A Participant's contribution may be invested in 5% increments in any of the available funds. However, Participants may not direct more than 25% of the current contributions being credited to their accounts to be invested in the MBNA Stock Fund. Participants have the option to change the contributions and investments once a month or as determined by the Committee. The Plan's investment options are:

Asset Class	Fund	Fund Name/Description

Stable	Fixed Income Fund (a)	Dwight Asset Management Fixed Income Fund
Bond	Bond Fund	Bond Fund of America
Balanced	Diversified Fund	American Balanced Fund
Large Company Stock	Index Fund	Barclays Global Investors Equity Index Fund
Large Company Stock	Growth Fund	MFS Research Fund
Mid Company Stock	Moderate Aggressive Fund	Baron Asset Fund
Small to Mid Company Stock	Aggressive Growth Fund (b)	PBHG Growth Fund
Company Stock	MBNA Stock Fund	Common Stock of MBNA Corporation

(a) Comprised of the SEI Stable Asset Fund, the Short-Term Investment Fund, Guaranteed Investment Contracts, and Synthetic Guaranteed Investment Contracts.
(b) Fund was closed to new investments as of February 27, 2004. In addition, the fund was eliminated as an investment option after December 31, 2004.
      If Participants did not redirect their contributions prior to February 27, 2004, their contributions were automatically redirected into the Moderate
      Aggressive Fund.

Participant Loans

A Participant may not have more than two loans outstanding at any time; only one loan may be made to a Participant during any Plan year; and only one loan may be made during any six-month period.

The maximum amount of any loan to a Participant may not exceed the lesser of $50,000 or 50% of their account balance. Each Participant loan bears a rate of interest as determined by the Committee on a quarterly basis. The interest rate is fixed for the duration of the loan. At December 31, 2004 and 2003, interest rates on Participant loans ranged from 5.00% to 10.50%. Loans are repaid through payroll deductions in equal installments within five years, unless the proceeds of the loan are used to purchase the Participant’s primary residence, in which event the term may be up to thirty years.

Payment of Benefits

Upon termination of a Participant’s employment for any reason, whether by retirement, resignation, discharge, death or disability, the Participant, or the Participant’s designated beneficiaries upon death, is entitled to receive the balance credited to his or her account. A Participant may elect to receive an immediate distribution or, if the balance credited to their account exceeds $5,000, elect to defer receipt until attaining age 65 if they separate from service before age 65. Distributions will be based upon the value of the Participant’s account as of the valuation date preceding the distribution.

If a Participant’s account is valued at $5,000 or less, in the absence of an election from the Participant, the account balance is automatically paid in a lump sum. If a Participant’s account is valued at more than $5,000, the account may be distributed in a lump sum payment or in monthly, quarterly, semiannual, or annual installments of approximately equal amounts over a period not to exceed the lesser of 10 years or the life expectancy of the Participant or beneficiary. Alternatively, a Participant may rollover the account to another qualified plan or to an individual retirement account.

Administrative Expenses

Administrative expenses, including amounts paid to Northern Trust for acting as trustee and custodian of the Plan's investments, are paid by the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right to terminate the Plan in whole or in part at any time; however, in such circumstances, the Participants would receive the full value of their accounts.

Note B: Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at aggregate fair market value, except for guaranteed investment contracts (see Note D: Guaranteed Investment Contracts). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Interest in registered investment companies (mutual funds) and investments in collective investment funds are stated at the Plan's interest in the fair value of the underlying assets in the registered investment companies and collective investment funds. Participant loans are carried at the amount borrowed by the Participant less principal repayments, which approximates fair value.

The difference between fair value and cost of investments held, and net realized gain or loss on sale of investments (difference between the proceeds received and the average cost of investments sold), is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments.

Payment of Benefits

Benefits are recognized when paid.

Note C: Investments

The net realized and unrealized appreciation in fair value of the Plan’s investments was as follows:

For the Year Ended
December 31, 2004

Interest in registered investment companies	$37,865,969
Common Stock of MBNA Corporation	29,071,055
Collective investment funds	12,203,541
Total net realized and unrealized appreciation in fair value of investments	$79,140,565

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003

Interest in registered investment companies:
American Balanced Fund	$111,860,416	$93,640,213
MFS Research Fund	103,779,586	75,552,679
Baron Asset Fund	95,974,430	39,323,534

Common Stock of MBNA Corporation	241,613,304	214,010,436

Collective investment funds:
Barclays Global Investors Equity Index Fund	128,871,065	105,357,194

Guaranteed investment contracts (“GIC”):
IXIS Financial (formerly CDC-FP) synthetic GIC (#1081)	46,533,298	41,933,526
State Street Bank & Trust synthetic GIC (#97056)	48,314,646	43,198,429

Note D: Guaranteed Investment Contracts

Guaranteed investment contracts, both traditional and synthetic, owned by the Plan are fully benefit responsive and are stated at contract value (which represents contributions made under the contract, plus interest earned, less withdrawals and administrative expenses). Certain contracts contain early withdrawal penalties, except those that fulfill benefits elected by Participants in accordance with the terms of the contract. A fully benefit responsive guaranteed investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by the Plan Participants exercising their rights to withdraw, borrow, or transfer funds under the terms of the Plan.

The traditional guaranteed investment contracts held by the Plan at December 31, 2004 and 2003 had Standard and Poor’s ratings ranging from AA to AAA. The Plan holds fixed rate and variable rate guaranteed investment contracts. The variable rate guaranteed investment contracts reprice quarterly. The contract value of the Plan’s traditional guaranteed investment contracts at December 31, 2004 and 2003 approximated fair value.

A synthetic guaranteed investment contract is an investment contract in which the Plan owns the underlying assets. With synthetic guaranteed investment contracts, the Plan purchases a benefit responsive wrapper contract issued by an independent third party that provides market and cash flow risk protection to the Plan. Synthetic guaranteed investment contracts are valued at contract value because the Plan will receive such value and only such value if the contract is accessed to pay Participant benefits or transfers.

The contract value of the Plan’s synthetic guaranteed investment contracts at December 31, 2004 and 2003 approximated fair value.

The Plan’s investments in guaranteed investment contracts presented in the aggregate for the years ended December 31, 2004 and 2003 were as follows:

	December 31,
	2004	2003

Contract value	$116,401,438	$112,705,258
Fair value	116,401,438	112,705,258
Weighted average yield	4.58%	5.22%
Crediting interest rate ranging from	3.91% to 7.43%	4.02% to 7.67%
Maturity dates ranging from (a)	2005 to 2008	2004 to 2008

(a) Synthetic guaranteed investment contracts, with a fair market value of $94,847,944 and $87,506,437, at December 31, 2004 and 2003, respectively, do not have a stated maturity and are periodically reviewed by Dwight Asset Management to ensure the contract terms remain reasonable in comparison to the market.

Note E: Transactions with Parties In-Interest

For the years ended December 31, 2004 and 2003, the Plan received dividend income of $4,390,786 and $3,183,312, respectively, on shares of MBNA Corporation Common Stock held by the Plan. At December 31, 2004 and 2003 the Plan also had a dividend receivable of $1,048,516 and $855,841, respectively, on shares of MBNA Corporation Common Stock held by the Plan. The dividend receivable is included in income receivable on the Statements of Net Assets Available for Benefits.

Note F: Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Note G: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note H: Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2004	2003

Net assets available for benefits per the financial statements	$925,315,434	$771,747,665
Amounts allocated to withdrawing Participants (a)	(873,916)	(392,741)
Net assets available for benefits per Form 5500	$924,441,518	$771,354,924

(a) Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of benefits paid to Participants or beneficiaries according to the financial statements to Form 5500:

For the Year Ended
December 31, 2004

Benefits paid to Participants or beneficiaries per the financial statements	$42,048,980
Add: amounts allocated to withdrawing Participants at December 31, 2004 (a)	873,916
Less: amounts allocated to withdrawing Participants at December 31, 2003 (a)	(392,741)
Benefits paid to Participants or beneficiaries per Form 5500	$42,530,155

(a) Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note I: Subsequent Events

On June 24, 2005, a lawsuit was filed in the United States District Court for the District of Delaware against the Corporation, the Committee, and certain directors and officers of the Corporation, as defendants. The lawsuit is a purported class action and alleges that the defendants violated provisions of ERISA. On January 21, 2005, the Corporation disclosed its 2005 earnings objective. After the Corporation disclosed its objective, trends in the Corporation’s U.S. credit card business declined and, on April 21, 2005, the Corporation announced that management believed the Corporation’s 2005 earnings would be “significantly below” its objective. The Corporation’s stock price dropped following this announcement. In connection with the foregoing facts, the lawsuit alleges that the defendants breached provisions of ERISA because they breached their fiduciary duties to the Plan Participants and beneficiaries in offering MBNA Corporation Common Stock as an investment option, purchasing MBNA Corporation Common Stock for the Plan, holding MBNA Corporation Common Stock in the Plan, monitoring the Plan’s investment in MBNA Corporation Common Stock, and communicating information concerning the Corporation’s financial performance to Plan Participants and beneficiaries. The plaintiff seeks unspecified monetary and equitable relief, including reasonable attorneys’ fees. The Corporation denies all claims made in the lawsuit and intends to defend the matter vigorously.

Attachment to Form 5500
EIN: 52-1713008
PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (1)
MBNA Corporation 401(k) Plus Savings Plan
December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment		Current Value

Investments at Fair Value
Interest in registered investment companies:
American Balanced Fund	6,214,468	units	$111,860,416
MFS Research Fund	5,142,695		103,779,586
Baron Asset Fund	1,827,388		95,974,430
Bond Fund of America	2,671,701		36,468,714
PBHG Growth Fund	680,523		13,052,431
Total interest in registered investment companies			361,135,577

Common Stock of MBNA Corporation (2)	8,570,887	shares	241,613,304

Collective investment funds:
Barclays Global Investors Equity Index Fund	3,560,958	units	128,871,065
SEI Stable Asset Fund (3)	27,096,345		27,096,345
Short-term investment fund (3)			4,987,415
Total collective investment funds			160,954,825

Participant loans (with interest rates ranging from 5.00% and 10.50% and maturity dates through 2034) (2)			39,268,827
Total investments at fair value			802,972,533

Investments at Contract Value
Traditional guaranteed investment contracts (“GIC”) (3):
The Travelers GIC (#17695)		7.43%	3,426,262
Metropolitan Life GIC (#28718)		4.07	5,449,720
Allstate GIC (#6356)		4.02	5,418,850
Principal Life (#46425)		6.17	3,724,026
Monumental GIC (#04179)		5.45	3,534,636
Total traditional guaranteed investment contracts			21,553,494
Synthetic guaranteed investment contracts (3):
Dwight Target 2 Fund			31,738,398
Dwight Target 5 Fund IXIS Financial (formerly CDC-FP) wrapper contract			15,003,723 (208,823)
IXIS Financial synthetic GIC (#1081)		3.91	46,533,298

Dwight Target 2 Fund			25,399,473
Dwight Target 5 Fund State Street wrapper contract			24,263,158 (1,347,985)
State Street Bank & Trust synthetic GIC (#97056)		4.96	48,314,646
Total synthetic guaranteed investment contracts			94,847,944
Total investments at contract value			116,401,438
Total investments			$919,373,971

(1) Historical cost omitted as all investments are Participant-directed.
(2) Party-in-interest.
(3) A component of the Dwight Asset Management Fixed Income Fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MBNA Corporation 401(k) Plus Savings Plan

Date: June 29, 2005	/s/	Kenneth A. Vecchione
Kenneth A. Vecchione
On behalf of the Pension and 401(k) Plan Committee of MBNA Corporation